Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2006	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
Net income (loss)	$108	$823	$(66)	$1,188
Accretion and dividends on preferred stock	191	285	377	565

Net (loss) income attributable to common shareholders	$(83)	$538	$(443)	$623

(Loss) earnings per common share - basic	$(0.01)	$0.07	$(0.06)	$0.08

(Loss) earnings per common share - dilusted	$(0.01)	$0.05	$(0.06)	$0.06

Weighted average shares outstanding - basic	6,967,339	7,467,339	6,967,339	7,467,339

Weighted average shares outstanding	6,967,339	7,467,339	6,967,339	7,467,339
Effect of convertible preferred stock	—	4,285,714	—	4,285,714
Effect of options	—	175,919	—	178,131

Weighted average shares outstanding - diluted	6,967,339	11,928,972	6,967,339	11,931,184

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